March 9, 2015
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Capital Senior Floating, Ltd. Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
On behalf of American Capital Senior Floating, Ltd. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, is a copy of the following materials:

1.	the single insured fidelity bond covering the Company for the period from January 16, 2015 through January 16, 2016; and

2.
a Certificate of the Secretary of the Company, dated as of March 9, 2015, which attaches a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, approving the form and amount of the bond, and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (301) 951-6122.

Very truly yours,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and Secretary

CERTIFICATE OF SECRETARY
The undersigned, Samuel A. Flax, Secretary of American Capital Senior Floating, Ltd., a Maryland corporation (the “Company”), does hereby certify that:

1.
This Certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.
Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company on December 18, 2014, including a majority of the Board of Directors who are not “interested persons” of the Company, approving the form and amount of the Bond.

4.	Premiums have been paid for the period January 16, 2015 to January 16, 2016.
IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 9th day of March, 2015.

AMERICAN CAPITAL SENIOR FLOATING, LTD.

By: /s/ Samuel A. Flax
Name:     Samuel A. Flax

Title:	Executive Vice President and Secretary

EXHIBIT A

AMERICAN CAPITAL SENIOR FLOATING, LTD.
RESOLUTIONS OF THE BOARD OF DIRECTORS

DECEMBER 18, 2014

APPROVAL OF FIDELITY BOND

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, require a business development company to provide and maintain a bond, which shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the business development company, who may singly, or jointly with others, have access to securities or funds of the business development company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;

WHEREAS, the Board of Directors has considered the expected aggregate value of the securities and funds of the Corporation to which any officer or employee of the Corporation may have access, the type and terms of the arrangements made for the custody and safekeeping of such securities and funds, the nature of the securities and other investments in and to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder;

WHEREAS, Rule 17g-1(b) under the 1940 Act permits the required bond to be in the form of a bond that names the business development company as the only insured (a “single insured bond”) or a bond that names the business development company and certain other parties as insured;

WHEREAS, the Board of Directors has determined that the Corporation shall provide and maintain a single insured bond in accordance with Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder; and

WHEREAS, the Corporation currently has a single insured bond in place that expires on January 16, 2015 and has determined that it is in the Corporation’s best interest to renew such policy for one year.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Corporation, including a majority of the directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), hereby approves (i) the amount, type, form, and coverage of the $1 million single insured bond issued in the form required by the 1940 Act, covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement and (ii) the renewal of the current policy for one year; and be it

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to increase the amount of the single insured bond’s coverage from time to time to enable the Corporation to remain in compliance with the 1940 Act and rules promulgated thereunder; and be it

FURTHER RESOLVED, that the Secretary of the Corporation is hereby designated as the officer of the Corporation who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board of Directors as required by Rule 17g-1(g) under the 1940 Act; and be it

FURTHER RESOLVED, that the Secretary of the Corporation is hereby authorized and directed to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, within 10 days after the Corporation receives the executed single insured bond, the renewal of the current policy or any amendment thereof, of the documents specified in Rule 17g-1(g)(1)(B); and be it

FURTHER RESOLVED, that the officers of the Corporation be, and each of them singly hereby is, authorized and empowered and directed to, take all other actions as they may deem necessary, advisable or appropriate to provide and maintain the single insured bond on behalf of the Corporation and effectuate or carry out the purposes and intent of the these resolutions; and be it

FURTHER RESOLVED, that any and all actions heretofore taken by any officer of the Corporation in connection with the single insured bond and the matters contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 02-706-88-98 REPLACEMENT OF POLICY NUMBER: 01-881-06-28

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1	Name of Insured (herein called Insured):	AMERICAN CAPITAL SENIOR FLOATING, LTD.
	Principal Address	2 BETHESDA METRO CTR BETHESDA, MD 20814-6319

Item 2. Bond Period: from January 16, 2015 12:01a.m. to January 16, 2016 12:01a.m. the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates

Item 3. Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$1,000,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement (C)-ON PREMISES	$1,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$1,000,000	$50,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$1,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$1,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$1,000,000	$50,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
Additional Insuring Agreements		
Insuring Agreement (I)-COMPUTER SYSTEMS	$1,000,000	$50,000
Insuring Agreement (J)-CLAIMS EXPENSE	$50,000	$5,000
Insuring Agreement (K)-VOICE INITIATED TRANSFER FRAUD	$1,000,000	$50,000
Insuring Agreement (L)-TELEFACSIMILE TRANSFER FRAUD	$1,000,000	$50,000

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If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15
Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) uch termination or cancellation to be effective as of the time this bond becomes effective.01-881-06-28

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IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT
National Union Fire Insurance Company of Pittsburgh, Pa.

SECRETARY
National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	**DATE**	**COUNTERSIGNATURE**

WILLIS OF NEW YORK, INC
200 LIBERTY STREET, 7TH FL
ONE WORLD FINANCIAL CENTER
NEW YORK, NY 10281-1003

1503627

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AIG

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary,

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robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or pplications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser,

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assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

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THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
(8) those persons so designated in Section 15, Central Handling of Securities, and
(9) any officer, partner or Employee of
   a) an investment advisor,
   b) an underwriter (distributor),
   c) a transfer agent or shareholder accounting record-keeper, or
   d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this

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bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or

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unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF-LEGAL PROCEEDINGS

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This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

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If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one

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loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory

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Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in

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excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,
(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b) the total number of voting securities

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owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

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ENDORSEMENT# *1*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MARYLAND CANCELLATION/NONRENEWAL ENDORSEMENT

Wherever used in this endorsement: 1) "we", "us", "our", and "Insurer" mean the insurance company which issued this policy; and 2) "you", "your", "named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

It is hereby understood and agreed that the cancellation and/or nonrenewal provision of this policy is amended by the following as necessary:

CANCELLATION BY THE INSURED
The Insured may cancel this policy by mailing to the Insurer advance written notice of cancellation.

CANCELLATION BY THE INSURER

1. CANCELLATION OR RECALCULATION OF PREMIUM DURING THE UNDERWRITING PERIOD
If this policy has been in effect for forty-five (45) or fewer days and this policy is not a renewal of a policy issued by the Insurer, then the Insurer may cancel this policy or recalculate the premium from the effective date of the policy. The cancellation notice will be mailed to the Insured, via certificate of mail, not less than fifteen (15) days before the effective date of cancellation. The notice will state clearly and specifically the reasons for cancellation.

2. CANCELLATION AFTER THE UNDERWRITING PERIOD
If this policy has been in effect for more than forty-five (45) days when the notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, Insurer may cancel this policy for one or more of the following reasons:

a. When there exists:
   1. a material misrepresentation or fraud in connection with the application, policy, or presentation of a claim;
   2. a matter or issue related to the risk that constitutes a threat to public safety; or
   3. a change in the condition of the risk that results in an increase in the hazard insured against; or

b. Nonpayment of premium.

©All rights reserved.
END 001

74845 (04/14) Page 1 of 2

ENDORSEMENT# *1* (continued)

When cancellation is for nonpayment of premium, the Insurer will mail via certificate of mail written notice of cancellation to the Insured at least ten (10) days before the effective date of cancellation. A written notice of cancellation or notice of nonrenewal based on subsection 2.a. 1,2 or 3 of this endorsement will be mailed to the Insured not less than forty-five (45) days prior to the effective date of cancellation or the expiration date of the policy. Notices will be sent by certificate of mail or commercial mail delivery service to the Insured at his last known address and will state the reason(s) for cancellation or nonrenewal.

When the Insurer intends to increase the premium for a particular policy (without a corresponding change in the terms of the policy), the Insurer shall notify the Insured and the agent of the increase forty-five (45) days prior to the renewal date of the policy by first class mail.

The Insurer is not required to include premium resulting from:

- An increase in the units of exposure;
- The application of an experience rating plan;
- The application of a retrospective rating plan;
- A change made by the insured that increases the insurer's exposure; or
- An audit of the insured.

When an insurance contract financed by a premium finance company is canceled, whether by a premium finance company, an Insurer, or an Insured, the Insurer shall return any gross unearned premiums that are due under the insurance contract, computed pro rata, and excluding any expense constant, administrative fee, or any nonrefundable charge filed with and approved by the Commissioner, to the premium finance company for the account of the Insured within forty-five (45) days after:

- receipt by the Insurer of a notice of cancellation from the premium finance company or the Insured; [or]
- the date the Insurer cancels the insurance contract; [or]
- completion of any payroll audit necessary to determine the amount of premium earned while the insurance contract was in force. The payroll audit shall be performed within forty-five (45) days after the Insurer receives the notice of cancellation.

When an insurance contract is not financed and canceled by an Insured, then the return premium shall be calculated short rate (pro rata x .90).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS SHALL REMAIN THE SAME.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 001

74845 (04/14)

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ENDORSEMENT# 2

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98 issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   c-claim@AIG.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

   (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

   (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 002

99758 (8/08) Page 1 of 1

ENDORSEMENT# *3*

This endorsement, effective *12:01 am January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

ERISA RIDER

It is agreed that:

1. The Name of Insured stated in the Declarations is amended to include the following as an Insured under the attached bond:

   any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974 ("ERISA") (as amended).

2. Solely for the purpose of the coverage provided by this rider, the definition of "Employee" is amended to include the following at the end thereof:

   Employee shall also include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3. Solely for the purpose of the coverage provided by this rider, if the attached bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4. In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the attached bond shall be held by the Insured, or if more than one by the Insured first named in the Declarations, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

101929 (06/09) **END 3**

ENDORSEMENT# *3* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

5. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6. Solely for the purpose of the coverage afforded by this rider, the Deductible Amount stated in the Declarations applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of ERISA.

7. The attached bond is amended by adding the following section at the end of the **CONDITIONS AND LIMITATIONS** Clause:

DISCOVERY PERIOD

Upon cancellation or termination of this bond as an entirety (other than cancellation as a result of non-payment of premium), whether by the Insured or by the Underwriter, the Insured shall be entitled to an additional period of twelve (12) months within which to discover loss sustained by a Plan(s) or Plan Official(s) prior to the effective date of such termination or cancellation (hereinafter the "Discovery Period"). The Discovery Period may not be cancelled by the Insured or the Underwriter.

Notwithstanding the foregoing, the Discovery Period shall terminate immediately on the effective date of:

(a) any renewal bond or policy hereof obtained by the Insured from the Underwriter or another insurance company subsidiary of American International Group, Inc. (AIG); or

(b) any other insurance obtained by the Insured, its successor in business or any other party from an insurer other than the Underwriter or another insurance

101929 (06/09) **END 3**

ENDORSEMENT# *3* (Continued)

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

company subsidiary of AIG which replaces, in whole or in part, the insurance afforded by this bond (hereinafter "Replacement Coverage") without the necessity of the Underwriter giving notice of such termination; provided, however, that such Replacement Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery Period shall not immediately terminate.

As used in this Section, Plan(s) means any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974 (as amended) ("ERISA").

As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such under ERISA.

8. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

101929 (06/09)

END 3

ENDORSEMENT# 4

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED AMENDED RIDER
(SUBSIDIARY AND JOINT VENTURE)

It is agreed that:

1. The Named of Insured listed in Item 1 of the Declarations ("Named Insured") shall also include any entity now or hereafter owned, controlled and/or managed by the Named Insured, provided however that any such entity so included as Insured under this Bond by reason of this rider must be more than fifty percent (50%) owned or controlled and managed by the Named Insured and is subject to the provisions of General Agreement B.

   If the Named Insured's interest in a joint venture is fifty percent (50%) or less, coverage is limited only to the Insured's interest in such joint venture. If, however, all three of the following conditions apply:

   (a) the Insured has the largest ownership of any joint venture partner;
   (b) the Insured is contractually obligated to manage and supervise the operation; and
   (c) the Insured's policies and procedures (including, but not limited to, the Insured's internal control policies and procedures) are established and adhered to for operation of the joint venture,

   then such joint venture will be covered one hundred (100%) percent.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

101787 (06/09)
END 4

ENDORSEMENT# *5*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

TERMINATION OR CANCELLATION SECTION AMENDED
(CHANGE "60 DAYS" TO 90 DAYS")

It is agreed that:

1. In the first paragraph of the Section entitled "TERMINATION OR CANCELATION" of the attached bond, the words "60 days" are deleted and replaced with the words "90 days."

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

101907 (06/09)
END 5

ENDORSEMENT# *6*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

DISCOVERY AMENDED RIDER
(LOSS NOTICE)
(ALL SECTIONS)

It is agreed that:

1. General Agreement F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND of the **GENERAL AGREEMENTS** Clause is hereby amended by deleting the first paragraph in its entirety and replacing it with the following:

   The **Insured** shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Contemporaneously with any such notice, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2. Section **3. DISCOVERY**, of the **CONDITIONS AND LIMITATIONS** section is hereby deleted in its entirety and replaced with the following:

   This bond applies to loss discovered by the **Insured** during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

   Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the **Insured** is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3. Paragraph (a) Section 5. NOTICE/ PROOF---LEGAL PROCEEDINGS AGAINST UNDERWRITER of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety and replace with the following:

   (a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the Insured, the **Insured** shall give the Underwriter notice thereof.

101781 (06/09) ***END 6***

ENDORSEMENT# *6* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

4. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

101781 (06/09) **END 6**

ENDORSEMENT# 7

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public; or

   (ii) personal or personally identifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

113011 (10/12)
END 7

ENDORSEMENT# 8

This endorsement, effective at 12:01 am January 16, 2015 forms a part of
Policy No. 02-706-88-98
Issued to: AMERICAN CAPITAL SENIOR FLOATING, LTD.

By: National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 008
89644 (6/13)
Page 1 of 1

ENDORSEMENT# 9

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98 issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2) "Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 009

101036 (4/09) Page 1 of 1

ENDORSEMENT# 10

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED AMENDED RIDER
(NEWLY CREATED INVESTMENT COMPANY OR PORTFOLIO)

It is agreed that:

1. Item 1. Name of Insured on the Declarations Page shall include any Newly Created Investment Company or Portfolio, provided that the assets of such Newly Created Investment Company or Portfolio do not exceed 15% of the existing investment assets of the Insured first named on Declarations at the time of such investment company's or portfolio's.

2. The Insured shall submit to the Underwriter, by the end of the Bond Period, a list of all Newly Created Investment Companies or Portfolios and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or Portfolios, unless said prospectus and statements of additional information have been previously submitted.

   Following the end of the Bond Period, any Newly Created Investment Company or Portfolio created during the Bond Period of this Bond, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the Bond by a Rider of this Bond.

3. For purposes of this Rider, "Newly Created Investment Company(ies) or Portfolio(s)" shall mean any investment company or portfolio for which registration with the Securities and Exchange Commission has been declared.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on standard time.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT
END 10

ENDORSEMENT# *11*

This endorsement, effective *12:01 am January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

COMPUTER SYSTEMS FRAUD

In consideration of the premium charged the bond is amended as follows:

I.

The bond is hereby amended by adding Insuring Agreement (I) to the bond as follows:

(I) COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement A of this bond;

provided that the entry or change causes

(i) property to be transferred, paid or delivered,
(ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii) an unauthorized account or a fictitious account to be debited or credited.

II.

For the purpose of the coverage afforded by this Insuring Agreement, the following definitions shall be added to the policy:

"Fraudulent Entry" or "Fraudulent Change" shall include such entry or change made by an Employee of the Insured acting in good faith:

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

MNSCPT **END 11**

ENDORSEMENT# 11 **(Continued)**

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

(b) on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearinghouse;

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

"Computer Systems" means:

1) computers with related peripheral components, including storage components wherever located,

2) systems and applications software,

3) terminal devices, and

4) related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

"Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

"Tested" means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

MNSCPT **END 11**

ENDORSEMENT# *11* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

"Internet" means worldwide public network of computers, which are commonly referred to as the "internet".

III.

For the purpose of the coverage afforded by this Insuring Agreement, the following exclusions shall be added to the policy:

A. loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

B. loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

C. loss resulting directly or indirectly from

1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2) failure or breakdown of electronic data processing media, or

3) error or omission in programming or processing;

D. loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

E. loss resulting directly from the theft of confidential information

MNSCPT **END 11**

ENDORSEMENT# 11 **(Continued)**

This endorsement, effective 12:01 am January 16, 2015 forms a part of policy number 02-706-88-98 issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

IV.

Solely with respect to the coverage afforded by this endorsement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a one loss and shall be limited to the applicable Limit of Liability as described above.

V.

Solely with respect to the coverage afforded by this endorsement, Section 2. EXCLUSIONS (y) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT **END 11**

ENDORSEMENT# *12*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

VOICE INITIATED TRANSFER FRAUD RIDER

It is agreed that:

1. The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;

(2) an individual person who is a Customer of the Insured; or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but coverage as is afforded by this Insuring Agreement shall only apply if the voice instruction was not from a person described in (1), (2), or (3) above, provided that:

(i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii) if the transfer was in excess of $50,000, the voice instruction was verified by a call-back according to a prearranged procedure.

Proof of loss for claim(s) under this Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

Solely for the purpose of the coverage provided by the VOICE INITIATED TRANSFER FRAUD Insuring Agreement, the following definitions shall apply:

MNSCPT

END 12

ENDORSEMENT# *12* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

"Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

"Funds" means Money on deposit in an account.

2. Solely for the purpose of the coverage provided by this Insuring Agreement, Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is amended to include the following exclusion at the end thereof:

   loss alleging, arising out of, based upon or attributable to any actual or alleged contractual liability of any Insured under any express contract or agreement; provided, however, that this exclusion shall not apply to liability which would have attached in the absence of such express contract or agreement.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT

END 12

ENDORSEMENT# *13*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

CLAIMS EXPENSE INSURING AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (J) to the bond as follows:

CLAIMS EXPENSE

(J) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of 50,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $50,0000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $5,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT **END 13**

ENDORSEMENT# *14*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

TELEFACSIMILE TRANSFER FRAUD RIDER

It is agreed that:

1. The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

   TELEFACSIMILE TRANSFER FRAUD

   Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

   (1) purports and reasonably appears to have originated from

      (a) a Customer of the Insured,
      (b) another financial institution, or
      (c) another office of the Insured

      but, in fact, was not originated by the Customer or entity whose identification it bears;

   (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

   (3) contains the name of a person authorized to initiate such transfer,

   provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

2. Solely with respect to the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, the following Definitions are added to the bond:

   (i) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

MNSCPT **END 14**

ENDORSEMENT# *14* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(ii) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

3. The TELEFACSIMILE TRANSFER FRAUD Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract, unless the liability arises from a loss otherwise covered by the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

4. Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, proof of loss for a claim must include a copy of the document reproduced by the Telefacsimile Device.

5. Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, exclusion (y) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety.

6. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT

END 14

ENDORSEMENT# *15*

This endorsement, effective *12:01 am* *January 16, 2015* forms a part of policy number *02-706-88-98*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND - DEC PAGE
41206	09/84	Investment Company Blanket Bond guts
74845	04/14	MARYLAND CANCELLATION/NONRENEWAL ENDORSEMENT
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
101929	06/09	ERISA RIDER
101787	06/09	NAMED INSURED AMENDED RIDER
101907	06/09	TERMINATION OR CANCELLATION SECTION AMENDED
101781	06/09	DISCOVERY AMENDED RIDER
113011	10/12	PROTECTED INFORMATION EXCLUSION
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
MNSCPT		NAMED INSURED AMENDED RIDER
MNSCPT		COMPUTER SYSTEMS FRAUD
MNSCPT		VOICE INITIATED TRANSFER FRAUD RIDER
MNSCPT		CLAIMS EXPENSE INSURING AGREEMENT
MNSCPT		TELEFACSIMILE TRANSFER FRAUD RIDER
78859	10/01	FORMS INDEX ENDORSEMENT
91678	04/09	Maryland Certification form

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 015

78859 (10/01)

Page 1 of 1

MARYLAND CERTIFICATION OF ELIGIBILITY AS AN EXEMPT COMMERCIAL POLICYHOLDER

Maryland Insurance Article §11-206 permits certain commercial policyholders to certify that the policyholder meets the criteria required to qualify as an Exempt Commercial Policyholder. Certification as an Exempt Commercial Policyholder permits the policyholder to purchase insurance policies that contain forms and endorsements that have not been filed with and approved by the Maryland Insurance Administration. By signing below, the undersigned is certifying on behalf of the policyholder that the necessary criteria have been satisfied.

Policyholder meets the following criteria:

I. Total premium for commercial property and casualty policies for the current calendar year or preceding calendar year is (or was) $25,000 or greater.

II. The policyholder meets at least two (2) of the following criteria (check all that apply):

- ☐ Generates annual revenues or sales in excess of $10,000,000;
- ☐ Possesses a net worth in excess of $5,000,000;
- ☐ Employs at least 25 full-time employees;
- ☐ Is a nonprofit organization or public body with an annual budget of at least $10,000,000;
- ☐ Is a municipal corporation with a population of at least 15,000.

The undersigned authorized representative of the commercial insurance policyholder acknowledges that the policy received from National Union Fire Insurance Company of Pittsburgh, Pa. may contain forms and/or endorsements that have not been filed with and approved by the Maryland Insurance Administration.

______________________________ ______________________

Signature of Authorized Representative Date

____

Name and Title of Authorized Representative

____

Name of Commercial Insured

91678 (4/09)

AIG

CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *02-706-88-98* Date: ______________

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

AMERICAN CAPITAL SENIOR FLOATING, LTD.

Contact Person: ______________________________

Title: ______________________________

Phone: (________) __________ - ______________ Ext ______________

eMail: ______________________________ @ ______________

Case or Claimant Name: ______________________________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: *WILLIS OF NEW YORK, INC*

Address: *200 LIBERTY STREET, 7TH FL, ONE WORLD FINANCIAL CENTER*

Address: *NEW YORK, NY 10281-1003*

Contact: *PAUL CERRETA* Phone: ______________

eMail: *PAUL.CERRETA@WILLIS.COM*

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com

AIG

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 02-706-88-98

Date of Discovery: ____________ Estimated Amount of loss: ____________

Cause of Loss:

Employee Dishonesty	______	Computer Fraud	______
Funds Transfer	______	Robbery/Burglary	______
ID Theft	______	Forgery	______
Client Property	______	In Transit	______
ERISA	______	Credit Card Forgery	______
Other	______	if Other, describe:	____________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

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